Cordyceps Sunshine Biotech Holdings Co., Ltd.

6th Fl., No. 15, Lane 548, Ruiguang Road

Neihu District, Taipei City, Taiwan

March 20, 2023

Via Edgar Correspondence

Ms. Tracie Mariner

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Cordyceps Sunshine Biotech Holdings Co., Ltd. Amendment No. 1 to Registration Statement on Form F-1 Filed March 6, 2023 CIK No. 0001885680 File No. 333-269315

Dear Ms. Mariner,

This letter is in response to the letter dated March 17, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Cordyceps Sunshine Biotech Holdings Co., Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amended Registration Statement”) is being submitted to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1 filed March 6, 2023

General

1. We note your revised disclosures in the third and fifth paragraphs concerning application and quotation on "OTC Markets." Please revise the fifth paragraph to specify which of the three market(s) operated by OTC Markets Group, Inc. may receive applications: OTCQX, OTCQB, and/or Pink. Also, revise the third paragraph to clarify that Selling Shareholders may offer all or part of the shares for resale from time to time through public or private transactions, at a fixed price of $0.02 per share until the ordinary shares are listed on a national securities exchange or quoted on either the OTCQX market or the OTCQB market, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Here we note that resale transactions must continue at the fixed price of $0.02 if the securities are quoted on OTC Pink. For guidance, we refer to Instruction 2 to Regulation S-K, Item 501(b)(3).

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosures in the Amended Registration Statement specify that we are going to apply for quotation on OTCQB, administrated by OTC Markets. Also, we have revised the third paragraph to clarify that Selling Shareholders may offer all or part of the shares for resale from time to time through public or private transactions, at a fixed price of $0.02 per share until the ordinary shares are listed on a national securities exchange or quoted on either the OTCQX market or the OTCQB market, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

2. Please revise your disclosure to address the newly released set of regulations, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), published by the China Securities Regulatory Commission on February 17, 2023 that will take effect on March 31, 2023. Describe the potential impact to you or your subsidiaries stemming from the Trial Measures, if any.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added the disclosure in the Amended Registration Statement to address the newly released set of regulations, including the Trial Measures, published by the China Securities Regulatory Commission on February 17, 2023 that will take effect on March 31, 2023 and have described the potential impact to us if any.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Szu Hao Huang
Name:	Szu Hao Huang
Title:	Chief Executive Officer and Chief Financial Officer